FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of November, 2002

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    X                     Form 40-F
                       -------                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                 No    X
                       -------                            -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---


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The Registrant hereby reports the following:

1. At the Registrant's Special Meeting of Shareholders, held November 14, 2002 at the Registrant's corporate offices in Israel, Dr. Yael Ilan was elected to serve as an external director, to hold office until November 13, 2005.

2. The Registrant's efforts to sell its US subsidiary, Pacific Information Systems, Inc. ("Pacinfo"), whose business is in a severe financial situation, have not yet been successful. Furthermore, recent developments,  such  as the  loss  of  some  key  employees,  including
         Pacinfo's President, Mr. David Gibson, the resignation of one of Pacinfo's directors, Mr. Jacob Lee, and an arbitration judgment rendered against Pacinfo, in the sum of approximately $650K, suggest that the Registrant may have little choice but to dissolve the business in the future. However, some of the contemplated actions, if occurring before the end of 2003, may trigger a tax event for Mr. Jacob Lee, who sold Pacinfo to the Registrant in 1998, and to whom the Registrant may be obligated, under the purchase agreement, to loan a sum of money, currently estimated at approximately $1.5 million, towards the tax payment, while receiving a security interest in the Registrant's shares Mr. Lee currently holds. The Registrant is currently studying the matter with its consultants.




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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ ISRAEL GAL
                                               ----------------
                                               Israel Gal
                                               President and CEO

Dated: November 14, 2002